{Letterhead of K&L Gates LLP}

VIA EDGAR

Ms. Maryse Mills-Apenteng, Special Counsel
Ms. Ji Kim, Attorney-Advisor	chris.cunningham@klgates.com
Division of Corporation Finance	T 206.370.7639
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 24, 2014

Re:	Intellicheck Mobilisa, Inc.
Preliminary	Proxy Statement on Schedule 14A

Filed on June 5, 2014

File No. 000-50296

Dear Ms. Mills-Apenteng and Ms. Kim:

On behalf of Intellicheck Mobilisa, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 13, 2014 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A File No. 000-50296 (the “Preliminary Proxy Statement”), filed on June 5, 2014 by the Company. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the Company.

* * *

General

Comment:

1. We note that you have omitted certain information such as the meeting date and location, record date, and related information. It is unclear under what authority this information is being omitted. Please revise to include the missing information.

Response:

The Company has revised the Preliminary Proxy Statement to include more detailed information concerning the meeting date and location, record date and related information.

Proposal No. 1

Grant the Board of Directors Discretionary Authority to Amend the Company’s Certificate of Incorporation to Effect a One-For-Ten Reverse Stock Split of the Company’s Common Stock

Comment:

2. For clarity, please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split.

Response:

The Company has revised the Preliminary Proxy Statement to include tabular disclosure of the information described above.

Comment:

3. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Response:

At this time, the Company has no plans, proposals or arrangements to issue any newly available authorized shares of common stock for any purpose. The Company as revised the Preliminary Proxy Statement to clarify that it has no such present intention.

Comment:

4. Discuss the possible anti-takeover effects of the effective increase in your authorized shares. Refer to Release No. 34-15230. Also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction.

Response:

The Company has revised the Preliminary Proxy Statement to include a discussion of possible anti-takeover effects of the effective increase in its authorized shares and that management could use the additional shares to resist or frustrate a third-party transaction. In addition, the Company has included further disclosure of other anti-takeover mechanisms that are present in the Company’s governing documents and whether the Company has any plans or proposals to adopt other provisions or enter into other arrangements.

In connection with the foregoing, the Company confirms:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Preliminary Proxy Statement, please contact me at 206.370.7639.

Very truly yours,

\s\ chc

Christopher H. Cunningham